FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 17(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
(Print or Type Responses)	OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response 0.5

1. Name and Address of Reporting Person Human Genome Sciences, Inc.	2. Date of Event Requiring Statement Month/Day/Year. 2/5/2003	4. Issuer Name and Ticker or Trading Symbol Corautus Genetics Inc. ("CAQ")
(Last) (First) (Middle) 9410 Key West Avenue		5. Relationship of a Reporting Person(s) to Issuer Check all applicable) __ __ Director ___X____ 10% Owner ______ Officer ________ Other (Specify (Give Title Below)		6. If Amendment, Date of Original (Month/Day/Year)
	3. IRS or Social Security Number of Reporting Person (Voluntary)
(Street) Rockville, MD 20850				7. Individual or Joint/Group Filing (check applicable line) X_ Form filed by One Reporting Person __ Form filed by More than One Reporting Person
(City) (State) (Zip) Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)		2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock		9,934,216	D
Common Stock		1,161,482	I	Held in escrow for benefit of reporting person

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v)

FORM 3 (continued)	Table II - Derivative Securities Aquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date Month/Day/Year		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion of Exercise Price of Derivative Security	5. Ownership form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expiration date	Title	Amount or Number of Shares
No derivative securities

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)
** Intentional mistatements or omissions of facts constitute Federal Criminal Violations.	/s/ James H. Davis, Sr. Vice President & General Counsel February 14 , 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person Date

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number

Page 2